4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

January 17, 2018

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Registration Statement on Form S-4

Filed December 1, 2017 as amended on December 12, 2017

File No. 333-221846

Dear Mr. Ingram:

This letter is in response to the Commissions’ December 20, 2017 comment letter regarding Registration Statement on Form S-4 submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

General

1.	In the interest of simplified disclosure, we believe that you should consolidate the Schedule 14C with the pending Form S-4. Refer to General Instruction E of Form S-4. To the extent that you elect not to consolidate, please be advised that the pending Schedule 14C and Form S-4 should be revised in order to reflect consistency of disclosure throughout both filings.

Response: The Company notes the Commission’s comment. The Company has elected not to consolidate the Schedule 14C with the Registration Statement on Form S-4. However, the Company has reviewed both filings to ensure consistent disclosures have been made in each.

2.	We reissue comment 2 from our letter dated December 4, 2017 pertaining to our review of your Schedule 14C. Item 13(b)(10) of Schedule 14A requires the presentation of a table designed to facilitate comparison of the historical and pro forma per share data of the acquiring company and the historical and equivalent pro forma per share data of the target company. It is not clear where you have provided this table. The equivalent pro forma per share data will be determined by applying an exchange ratio based on the number of shares of ATI Modular Technology Corporation common stock that each share of AmericaTowne, Inc. will be converted into, to the pro forma per share amounts. Alternatively, if the holders of AmericaTowne, Inc. are receiving one share of ATI Modular Technology Corporation common stock for every one share of AmericaTowne, Inc. common stock, please clearly disclose this.

Response: The Company notes the Commission’s comment. The pro forma information required by Item 14(b)(10) is now included in Note 4 of the Company’s financials. The Company’s pro forma information has been updated accordingly.

3.	On page 3 of your response letter dated December 12, 2017 pertaining to our review of your pending Schedule 14C, you provide a calculation of how you arrived at adjustment (B) amounts. Please provide this calculation is [sic] your filing in note 2 to your pro forma financial information.

Response: The Company notes the Commission’s comment and has included the calculations in Note 2 of the pro forma financials.

4.	The pro forma information should assume that the transaction occurred on the first day of the earliest periods presented, which appears to be July 1, 2014. Specifically, the number of ATI Modular Technology Corporation shares to be issued to the shareholders of AmericaTowne, Inc. as part of this transaction should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. As previously requested, please disclose in a note to the pro forma information your computations of the number of basic and diluted weighted average shares used in determining your pro forma earnings per share amounts for each period presented. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: The Company notes the Commission’s comment and has included the calculations in Note 3 of the pro forma financials.

5.	Please ensure that any revisions made to the pro forma financial information in the Schedule 14C filed by AmericaTowne, Inc., including the amounts included in the AmericaTowne Inc. columns, are correspondingly made in this filing.

Response: The Company notes the Commission’s comment and has taken steps to ensure continuity between the present filings and AmericaTowne, Inc.’s Schedule 14C.

Item 21. Exhibits and Financial Statement Schedules, page 123

6.	Please provide current consents of the independent accountant in future amendments. See Item 601 (b)(23) of Regulation S-K.

Response: The consents are included in the most recent amendment.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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